

*Rewiring the Insurance Industry*

# Key Truth

**Every Industry & Transaction Needs Proof of Insurance**













MEET GAPRO
The Real-TIme, Single-Source Solution for Automating the Insurance Verification Process
GAPro System is a cloud-based PaaS solution providing real-time & ongoing insurance confirmation and compliance verification
STANDARDIZATION
1
COMPLIANCE
2
EFFICIENCY
3
GAPro System is the first system to engage all four insurance stakeholders: 1. INSURER 2. AGENT 3. INSURED and 4. THIRD-PARTIES
©GAPro System, 2016
www.gaprosystem.com

3



# GAPro System Clearing House Solution

Carrier

Agency

Policy Data

Risk Profile

3rd Parties

Insured

Collects
Verifies
Notifies

VERIFIED

VERIFIED

**Value**
Accuracy
Operational Efficiency
Real Time

- ✓ Automation
- ✓ Data ownership
- ✓ Self service
- ✓ Warehousing
- ✓ Worklists
- ✓ Tracking
- ✓ Exception reporting

Information Gateway

- ✓ Fraud prevention
- ✓ "Single source of truth"
- ✓ Analytics
- ✓ Dash boards
- ✓ Compliance
- ✓ Confirmation
- ✓ Alignment

Carrier

Agency

3rd Parties

Insured

Example: One Broker

**4 Million COI's per Year x $4.5 per COI = $18 Million per Year (75% savings)**







# GAPro System Go-to-Market

1. **Complete MVP** with
   - Risk Profile
   - Authentication
   - Rules / Workflow
   - Exceptions / Notifications
   - Track & Report
   - Back Office: Billing, etc.

KnowledgeKube

GAPro SYSTEM

- Deliver to LOIB Customers
- Begin Billing

2. **Co-Market** with
   - Source of Revenue as well as access to their customers
   - 1,500 Carriers
   - 20,000 Agencies

- Prepare Marketing Materials
- Support Sales
- Access Data from Carriers (Top 7% have 80% of Data)

Vertafore

3. **Direct Sales**

- Marketing Materials
- Whitepapers
- Webinars

**Year 1 Target: $2.7M**
- 500 Carriers
- 1,500 Agencies

# GAPro Customer Traction

**Current**

- NAPA/Gallagher, 4th largest broker globally
  - 17,000 – pilot agents
  - 100,000+ – additional potential agents
  - Sponsoring insurance carriers
- GAPro Asia

**Pipeline**

- Life/health insurance companies (250,000+ agents
- Insurance agency association (23,000)
- Ride share companies

**Other**

- **Carrier Engagement** include AIG, Liberty Mutual, Aviva
- Agency Letters of Intent to Buy
- 3rd Party & Insured Pilots

# Revenue Model

## Import Engine

- ACORD
- Policies
- AM Best
- IVANS
- Gov't
- Others

## GAPro Functions

- Risk Profile
- Authenticate
- Dashboard
- Rules/Workflow
- Evaluate/Notify
- Exceptions/Actions
- Escalate/Communicate
- Track & Report

## SaaS Access

- Agent
- Carrier
- Insured
- 3rd party

## Phase I

**Agency to Carrier Ratio:  3 to 1**

**Carrier Revenue**
- **Subscription – Average $5K per Year**

**Agency Revenue**
- **Usage-Based Leading to Subscription – Average $180 per Year**

**Target: Year 1**
- **1,500 Agencies x $180 = $0.2M**
- **500 Carriers x $5K = $2.5M**



Data

Revenue/Fees

Transactions

Subscription Fees

### Data Analytics

| | Size | Compliance Cost | GAPro Estimated Market |
|---|---|---|---|
| Agencies | 38,500 | $1.2B | $0.2B |
| Carriers/Brokers | 3,800 | $10.0B | $1.9B |
| Others | * | $25.0B | $4.8B |
| Total | | $36.2B | $6.9B |

# Capital Needs

## Funding to Date

- **Start Garden $125,000**
- **Invest Detroit $50,000**
- **PowerMoves $40,000**
- **Owners Cap $35,000**

## Need

**$1.2 – 1.5 M**
- **$600 – 750K Tranche**

**Follow-on Growth Funding in late 2016 – early 2017**

## Uses

- **Take-to-Market system development**
- **Customer traction & marketing**
- **Management team**

## Uses

- **MVP System Development**
- **Customer Acquisition**
- **Round out Sales and Customer Support**

**Fund Rapid Growth & Specific Industries**

# Management Team





**Herbert E. Gibson, CEO – Vision & Industry Relationships**


- Founder, ITG Advisors 2008–2014
- 18 years of industry experience



**Chet Gladkowski, CIO/CMO – Partnership Programs with Customers and Data Providers**
- Carrier, agencies, vendors, CIO, ACORD relationships
- 41 years of insurance & technology experience



**Naga Peddibhotla, CSO/CDO – Strategy & Development**
- Project management, corporate and banking relationships
- 15 years of investment banking, strategy & business development

**Next Hires:** ☐ **Technical Manager/CTO**   ☐ **Director - Sales & Support**

# Exit Strategy








# Thank You



## Contact:
## Herb Gibson
## [Hgibson@GAProSystem.com](mailto:Hgibson@GAProSystem.com)
## (248) 979 - 1180